Exhibit 1.01

UQM Technologies, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry ("RCOI"), UQM Technologies received all supply chain responses in December 2013. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG") for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report ("CMR"), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant's products are "DRC conflict undeterminable" in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by management of UQM Technologies, Inc. (herein referred to as "UQM Technologies" the "Company," "we," "us," or "our"). The information includes the activities of all of our subsidiaries that are required to be consolidated.

UQM Technologies develops, manufactures and sells power dense, high efficiency electric motors, generators and power electronic controllers for the commercial truck, bus, automobile, marine and military markets. Our primary focus is incorporating our advanced technology as propulsion systems for electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles, delivering the heart of the electric vehicle.

2. Products Overview

UQM Technologies manufactures a variety of motors and controllers for the electric and hybrid vehicle market industry. Our product portfolio contains a large range of power levels and configurations to serve the various markets but the basic architecture of our product is very similar in nature with both the motors and controllers regardless of power level and size. Included in our products are purchased power electronics and electronic control components and circuitry that contain 3TG.

3. Supply Chain Overview

In order to manage the scope of this task, UQM Technologies relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy and Procedures and supplier terms and conditions, and we expect our suppliers to provide the 3TG sourcing information.

We have performed a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who were suppliers to us in 2013.

4. Reasonable Country of Origin Inquiry and Conclusion:

We conducted an analysis of our products and found that 3TG can be found in our products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, we have concluded that our supply chain remains "DRC Conflict Undeterminable". We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion:

We have concluded that our supply chain remains "DRC Conflict Undeterminable". We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

6. Due Diligence Program

6.1. Conflict Minerals Policy and Procedures

We have established a conflict minerals compliance program designed to follow the framework established by the Organization of Economic Cooperation and Development ("OECD") to provide a systematic and uniform process for the management of potential conflict minerals.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy and Procedures, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2 Internal Team

UQM Technologies has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Vice President of Operations and our Chief Financial Officer, and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, manufacturing and environmental health and safety. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

6.2.3. Maintain records

We have established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6.3. Steps to be taken to mitigate risk and maturing due diligence program

As we move forward in developing our due diligence program, we intend to include a conflict minerals clause in all new and renewed supplier contracts, expand the number of suppliers requested to supply information as appropriate, enhance supplier communication and training where necessary, and establish alternative suppliers should we discover that 3TG minerals are sourced from Covered Countries to improve due diligence and data accuracy to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries.

7. Identify and assess risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify lower tier suppliers downstream from our direct suppliers.

Out of a total of 43 direct production suppliers in our production supply chain, we identified 24 direct suppliers for our products that are within the scope of our RCOI. We received 20 responses to our request for information. We have relied on these supplier's responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

8. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

UQM Technologies does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI's CFS program.

9. Report on supply chain due diligence and Results

9.1. Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC$reg;) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI's website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

9.2. Survey Responses

UQM Technologies identified and sent the Template to 24 suppliers who were within the scope of RCOI, and we received 20 responses. Three respondents confirmed that their components supplied to us are conflict mineral-free. The rest indicated they were still gathering data from their respective supply chains. We created and maintain a database of this information. Since there is still uncertainty in parts of our supply chain, we are only able at this time to conclude that our supply chain remains "DRC Conflict Undeterminable".

9.3. Efforts to determine mine or location of origin

Through the implementation of the OECD program and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

All but five of our suppliers were unable to represent to us the exact mines or locations of origin of the 3TG they provided to us. We have therefore elected not to present the mines and refiner names in this report.

The date of this report is May 28, 2014.